Exhibit 1.01
Conflict Minerals Report
Sonos, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD as contemplated by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 28, 2026.
Unless the context indicates otherwise, the terms “Sonos,” “we,” “its,” “us” and “our” refer to Sonos and its consolidated subsidiaries.
As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
All statements other than statements of historical facts contained in this Conflict Minerals Report are forward-looking statements. In some cases, forward-looking statements may be identified by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "expect," "objective," "plan," "potential," "seek," "grow," "target," "if," and similar expressions intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.
We have based these forward-looking statements largely on our current expectations and these forward-looking statements are subject to a number of risks, uncertainties and assumptions, including (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners (“SORs”) and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we do not intend to update any of these forward-looking statements after the date of this Conflict Minerals Report or to conform these statements to actual results or revised expectations.
Applicability of the Conflict Minerals Rule to our Business
Sonos is a leading audio company dedicated to elevating life through sound. Since pioneering multi-room wireless audio in 2005, Sonos has built a system that unites every dimension of sound - music, movies, stories and conversations - into one connected platform. The portfolio includes home theater speakers, components, plug-in and portable speakers, and headphones that compound in value with every room and device its customers add. Known for exceptional sound, thoughtful design, ease of use and seamless access to the world’s audio content, Sonos is trusted by more than 17 million households in 60+ countries around the world. Our electronics products contain tin, tantalum, tungsten and/or gold. However, the 3TG in the products constitutes a small portion of their total materials content. For a further discussion of our products, see our Form 10-K for the fiscal year ended September 27, 2025. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.
Our products are manufactured for us by third party manufacturers. In addition, we do not directly source 3TG from SORs and believe that we are in most cases many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, and as part of our reasonable country of origin inquiry (“RCOI”) and due diligence processes, we seek to ensure that our suppliers source responsibly. Specifically, we endeavor in good faith to determine if any of the 3TG necessary to the functionality or production of the products that we contract to manufacture originated in a Covered Country and, if so, whether it directly or indirectly financed or benefited an armed group.
Our Conflict Minerals Policy and Our Supplier Code of Conduct
Sonos is committed to corporate social responsibility and responsible sourcing and is opposed to human rights abuses. We also take seriously our compliance obligations under the Conflict Minerals Rule. To these ends, we have adopted and communicate to our suppliers and the public a company policy (the “Conflict Minerals Policy”) regarding the use of 3TG in our products. Our Conflict Mineral Policy indicates that we require that our suppliers source 3TG only from SORs that are conformant with the Responsible Minerals Initiative's (“RMI”) Responsible Minerals Assurance Process (“RMAP”), which requires a third-party sourcing audit of such SORs. We also require our suppliers to sign a Supplier Code of Conduct based on the Responsible Business

Alliance (“RBA”) industry standard. We now utilize the most recent version of the RBA Code of Conduct with our suppliers. As set forth in the Supplier Code of Conduct, we expect our suppliers to share our commitment to corporate social responsibility and reserve the right to request corrective action for any non-compliance, including termination of the relationship with the supplier.
Reasonable Country of Origin Inquiry Information
As required by the Conflict Minerals Rule, for 2025, we conducted a RCOI. We designed our RCOI in good faith to determine the origin of the 3TG that are necessary to the functionality or production of products that we contracted to manufacture. For purposes of the RCOI, we treated all suppliers, except service and packaging suppliers, as potentially in scope.
Our outreach included 148 tier 1 suppliers identified as potentially being in scope for regulatory purposes based on Sonos Inc.’s influence over the manufacturing process (i.e., manufacturing or contracting to manufacture the products within the meaning of the Conflict Minerals Rule) and potential use of 3TG (the “Suppliers”). The results of our RCOI are discussed below. For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition) (the “OECD Guidance”), which are described below in this Conflict Minerals Report.
As indicated below, approximately 93% of the SORs identified to us by the Suppliers as having processed the necessary 3TG contained in our in-scope products for 2025 were listed as Conformant (as defined below) by the RMI.
Based on the results of our RCOI, we exercised due diligence for 2025. These due diligence efforts are discussed below.
Due Diligence Measures
Design Framework
We have designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance.
Selected Elements of Design Framework and Due Diligence Program Execution
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our due diligence program are discussed below. The headings below conform to the headings used in the OECD Guidance for each of the five steps.
1.OECD Guidance Step One: “Establish strong company management systems”
a.We have a cross-functional team that is responsible for our 3TG compliance program. Leadership of the compliance program resides with senior members of our legal and sustainability teams. In addition, we utilize specialist outside counsel to advise us in connection with our Conflict Minerals Rule compliance and a service provider (the “Service Provider”) to, on our behalf, engage in supplier outreach and follow-up, validation of supplier responses and electronic storage of supplier responses. Some of the compliance activities described in this Conflict Minerals Report were performed by the Service Provider on our behalf.
b.We communicate our Conflict Minerals Policy internally and externally to suppliers, in each case in writing. The Conflict Minerals Policy is available on our website at https://sustainability.sonos.com/Reports/default.aspx. The information contained on our website is not incorporated by reference into this Conflict Minerals Report or the Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.
c.We use the Conflict Minerals Reporting Template (the “CMRT”) developed by the RMI to identify SORs in our supply chain. We are a member of the RMI.
d.We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, on a computerized database. Under our business records policy, this information is to be retained for at least five years.
e.We have a mechanism for employees and other interested parties to anonymously report violations of our Conflict Minerals Policy or other policy violations and issues, online or by telephone, and encourage our suppliers to have such mechanism as well.
2.OECD Guidance Step Two: “Identify and assess risk in the supply chain”
a.For 2025, the Service Provider sent requests to 148 Suppliers to provide us with a completed CMRT. We or the Service Provider followed up by email or phone with the Suppliers that did not provide a response within the time frame specified in the request. 99% of our Suppliers responded to the Service Provider’s request for information.
b.We and the Service Provider reviewed the responses received from the Suppliers. The Service Provider reviewed the responses received for plausibility, consistency and gaps. It followed up by email or phone with Suppliers that submitted a response that triggered any one of seven specified quality control flags.
c.To the extent that a completed CMRT identifies a SOR, the Service Provider reviewed the information provided against the list of Conformant SORs published in connection with the RMAP, the London Bullion Market Association Good Delivery List and the Responsible Jewellery Council’s Chain-of-Custody Certification.
d.To the extent that a SOR identified by a Supplier was not listed as Conformant, the Service Provider attempted to contact that SOR to gain information about its sourcing practices, including origin and transfer, and to determine the source and chain of custody of the 3TG. Internet research was also performed to determine whether there are any outside sources of information regarding the SORs sourcing practices.
3.OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”
a.Our 3TG compliance team reported the findings of its supply chain risk assessment to our Chief Legal Officer.
b.Our risk mitigation strategy allows for a flexible response that is commensurate with the risks identified.
4.OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”
a.In connection with our due diligence, we utilized and relied on information made available by the RMI concerning independent third-party audits of SORs to assess SOR due diligence and to determine whether SORs are Conformant.

5.OECD Guidance Step Five: “Report on supply chain due diligence”
a.We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these filings available on our website.
Product, Smelter and Refiner and Country of Origin Information
Our in-scope products for 2025 consisted of speakers, components and related accessories.
In connection with our RCOI and due diligence processes, our Suppliers identified to us 221 SORs as having processed the necessary 3TG contained in our in-scope products for 2025. The table indicates each of the number of identified and conformant SORs by metal. Please see the notes that accompany the table for additional information concerning the data in the table.
Due to our position in the supply chain, we rely on our suppliers for accurate SOR information. Our due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the 3TG contained in our products.

Metal	Known SORs	Conformant SORs
	Total	Total	% of Known Smelters
Gold	97	91	94%
Tantalum	33	32	97%
Tin	56	51	91%
Tungsten	35	32	91%
Total	221	206	93%
We note the following in connection with the information contained in the foregoing table:
(a)    The SORs identified by our Suppliers as being part of our 2025 supply chain were provided through our Suppliers’ submission of product level CMRTs. Some of our Suppliers may have reported to us SORs that were not in our supply chain due to over-inclusiveness in the information received from their Suppliers or for other reasons. In addition, the SORs provided may not be all of the SORs in our 2025 supply chain because: (i) we have not included SOR information that our Suppliers reported to us at a “company level,” meaning that they reported to us the 3TG contained in all of their products, not just the products that they sold to us, or that our Suppliers reported to us at a “user defined” level that was broader than the products that we purchased from the

Supplier; and (ii) many of our Suppliers were unable to identify all of the SORs used to process the necessary 3TG content contained in our in-scope products.
(b)    SOR status information in the table is as of April 30, 2026.
(c)    A SOR is a “Known SOR” if it is listed on the Smelter Look-up tab list of the CMRT.
(d)    “Conformant” means that a SOR was listed as RMAP Conformant by the RMI and successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. Included SORs were not necessarily Conformant for all or part of 2025 and may not continue to be Conformant for any future period. The RMI website notes that, due to the eligibility criteria for an RMAP assessment, SORs are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.
(e)    SOR status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by us.
The table below provides information on the SORs included in the table above that are believed to source in whole or in part from a Covered Country. This belief is based on information provided to us by the Service Provider. We are unable to determine specifically the countries of origin of the 3TG in our products. Accordingly, the 3TG in our products may not have originated in a Covered Country or a particular Covered Country.

Metal	SORs Believed to Source From a Covered Country
	Total SORs Potentially Sourcing from a Covered Country	% of Known SORs	% Conformant
Gold	1	1%	100%
Tantalum	3	9%	100%
Tin	1	2%	100%
Tungsten	-	-	-
Total	5	2%	100%

We endeavored to determine the mine or location of origin of the 3TG contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT and through the other measures described in this Conflict Minerals Report.
For 2025, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary 3TG that directly or indirectly financed or benefited an armed group in a

Covered Country). However, we did not conclude that any of our in-scope products were “DRC conflict free.”
Future Risk Mitigation Efforts
For 2026, we intend to continue to engage in the activities described above, including our efforts to engage with suppliers that provide incomplete responses or do not provide responses to our inquiries. We also intend to (1) review the adequacy of our due diligence measures to assess the source and chain of custody of the 3TG in our in-scope products, (2) encourage suppliers to enhance the transparency of their supply chain and to source responsibly and (3) update our Conflict Minerals Policy as applicable.